Exhibit 6
                            [ CORDIS LETTERHEAD ]


                                                                November 1, 1995

Dear Shareholder:

    On October 19, 1995, Johnson & Johnson ("J&J") and its wholly owned subsidiary, JNJ Acquisition Corp. announced a tender offer (the "Offer") for all of the Company's outstanding common stock (together with the associated rights) at a price of $100 per share in cash. In its Offer materials, J&J indicated that it is prepared to pay $105 per share in a stock-for-stock merger in which all outstanding shares of common stock of the Company would be exchanged for common stock of J&J (the "Stock Merger Proposal"), subject to certain conditions.

    YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT BOTH THE OFFER AND THE STOCK MERGER PROPOSAL ARE INADEQUATE AND NOT IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU REJECT THE OFFER AND NOT TENDER YOUR SHARES TO J&J.

    In reaching the determination that the Offer and the Stock Merger Proposal are inadequate and not in the best interests of the Company or its shareholders, your Board gave careful consideration to the Company's business, financial condition, results of operations, business strategy and future prospects, including growth opportunities in certain markets in which the Company presently operates or intends to operate, the opinion of the Company's financial advisor, Morgan Stanley & Co. Incorporated, that the consideration to be received by the holders of the Company's shares in the Offer is inadequate from a financial point of view and its advice concerning the inadequacy from a financial point of view of the proposed purchase price component of the Stock Merger Proposal, the Board's belief that neither of the $100 per share cash price pursuant to the Offer or the $105 per share in stock pursuant to the Stock Merger Proposal reflects the current value of the Company, the numerous conditions to consummation of the Offer, and the other factors described in the attached
Schedule 14D-9. We urge you to read carefully the attached document in its entirety, including the opinion of Morgan Stanley & Co. Incorporated included as an Annex, so that you will be fully informed as to the Board's recommendation.

    YOUR BOARD OF DIRECTORS BELIEVES THAT SIGNIFICANT VALUE WILL BE CREATED FOR SHAREHOLDERS THROUGH THE PURSUIT OF THE CURRENT STRATEGIC PLAN BY AN INDEPENDENT CORDIS. THE BOARD ALSO CONTINUES TO BE COMMITTED TO THE MAXIMIZATION OF SHAREHOLDER VALUE. IN THIS REGARD, THE BOARD HAS AUTHORIZED MANAGEMENT AND THE COMPANY'S ADVISORS TO EXPLORE ALL STRATEGIC ALTERNATIVES AND TO REPORT BACK TO THE BOARD AT AN EARLY DATE.

    Thank you for your continued support.

                                         ROBERT C. STRAUSS
                                         Chairman, President and Chief Executive
                                          Officer